03 MAY 20 AM 7:21

SEGA CORPORATION



2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

May 19, 2003

U.S. Securities and Exchange Com
Office of International Corporate F
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459



SUPPL

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Consolidated Financial Results for the Year Ended March 31, 2003
- Notice of the Changes in Directors and Business Execution System
- Notice of Stock Options (Stock Acquisition Rights)
- Notice of the Applying the Delisting of the Shares at Euronext-Paris Stock Exchange

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,





Shoichi Yamazaki
Officer
Corporate Planning Division

May 19, 2003
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of the Delisting of SEGA's Shares from Euronext-Paris Stock Exchange

At the Board of Directors of SEGA CORPORATION held in May 19, 2003, SEGA resolved the application for the delisting of its shares from Euronext-Paris Stock Exchange. Details are as follows.

1. Reason for the Delisting of its Shares from Paris Stock Exchange

Trade volume of the shares at the Paris Stock Exchange is low and the effect to shareholders or investors caused by the delisting is expected to be little.

2. Delisting Schedule

SEGA plans to notice on delisting for Euronext-Paris Stock Exchange in mid-June and to complete its procedures by the end of September 2003.

End

May 19, 2003
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of Stock Options (Stock Acquisition Rights)

Notice is hereby given that SEGA CORPORATION (SEGA), at the meeting of its Board of Directors held on May 19, 2003, resolved that it shall propose to the 45th shareholders' meeting to be held on June 27, 2003, that it issue stock acquisition rights for the purpose of enabling the grant of stock options pursuant to Articles 280-20 and 280-21 of commercial code of Japan.

1. Reason for Issuance of Stock Acquisition Rights to Non-Shareholders on Specially Favorable Terms

   This aims to achieve two distinct goals: increasing awareness of management issues and business results on the part of directors and employees of SEGA and its subsidiaries, and reinforcing SEGA's ability to secure the personnel it needs.

2. Stock Acquisition Rights Details

   (1) Stock Option System Eligibility

   The following people are eligible for the stock acquisition rights: directors and employees of SEGA and its subsidiaries, and management policy advisors at SEGA and its subsidiaries who advise on the basis of advisory contracts.

   (2) Type and Number of Shares to Be Used for Stock Acquisition Rights

   An upper limit of 1.7 million shares of SEGA common stock has been set. However, should the decision be made to conduct a stock split or a reverse stock split after the Shareholders' Meeting to be held on June 27, 2003, this

figure will be adjusted in the manner outlined below. Adjustments will only be made to those shares applicable to stock options not yet exercised at the time the adjustments are made.

No. of shares after adjustment = No. of shares before adjustment x Stock split/reverse stock split ratio

Should SEGA merge with or consolidate with another company and stock options remain valid, or should adjustments be required for any other reason, the number of shares to which stock options apply will be adjusted in accordance with the situation at hand. All fractional shares resulting from such adjustments will be disregarded.

(3) Total Number of Stock Acquisition Rights to Be Issued
A total of 17,000 stock acquisition rights are to be issued, each of which grants purchase options for 100 shares. However, these numbers may be adjusted in the case where adjustments are conducted as described in the sub-paragraph above.

(4) Issue Price
Stock options will be issued for no charge.

(5) Exercise Price
The exercise price will be the closing price of the underlying SEGA common stock on the Tokyo Stock Exchange on the first of the dates that the stock acquisition rights are issued. In the case of stock splits and reverse stock splits after such issuance, this price will be adjusted by means of the following equation, with any amount less than a yen to be rounded down.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Stock split/reverse stock split ratio}}$$

Should new shares be issued, or the treasury stock be eliminated at a price less than the market value, the exercise price will be adjusted by means of the following equation, with any amount less than a yen to be rounded up to

the nearest yen. The expression 'No. of shares already issued' in this equation represents the total number of shares outstanding minus the number of shares SEGA holds as treasury stock.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of shares newly issued} \times \text{Exercise price per share}}{\text{Market value before issue of new shares}}}{\text{No. of shares already issued} + \text{No. of shares newly issued}}$$

Should SEGA merge with or consolidate with another company and the stock acquisition rights remain valid, or should adjustments be required for any other reason, the exercise price will be adjusted in accordance with the situation at hand.

(6) Period of Validity of Stock Acquisition Rights
From June 1, 2004 until May 31, 2007.

(7) Conditions for Exercise of Stock Acquisition Rights

1) Those people wishing to exercise their stock options must be directors or employees at SEGA or one of its subsidiaries, or management policy advisors at SEGA or its subsidiaries who advise on the basis of advisory contracts. However, stock acquisition rights are not invalidated by the fact that certain positions are no longer held where stock option holders have valid reasons for no longer holding these positions, such as in the case of stepping down as a director after completing a full term, or compulsory retirement, and those cases in which the Board of Directors rules accordingly.

2) Stock options cannot be transferred, pledged, inherited or disposed of in any other manner.

3) Each stock acquisition right owner may exercise his/her rights in proportion to his/her achievement relating to the business plan of SEGA in accordance with certain terms to be determined by the Board of Directors. Details relating to these conditions will be laid down in the stock option contracts to be signed separately with each stock acquisition right owner.

4) Other conditions will be laid down in the stock option contracts to be signed with each stock option holder, on the basis of decisions to be made at the Shareholders' Meeting to be held on June 27, 2003 and decisions made by the Board of Directors.

(8) Conditions and the Cancellation Events of Stock Acquisition Rights

1) All stock acquisition rights can be cancelled without reimbursement should a decision be made at the Shareholders' Meeting that leads to SEGA participating in a merger in which it is the party eliminated, or that leads to SEGA becoming a wholly owned subsidiary of another company through the transfer or exchange of stock.
2) Should a stock option holder lose the ability to exercise the holder's stock acquisition rights for failing to satisfy the conditions laid down in (7) above before exercising his/her options, the holder's stock acquisition rights will be cancelled without reimbursement.

(9) Stock Option Transfer Restrictions

The permission of the Board of Directors is required to transfer stock acquisition rights.

End

May 19, 2003
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of the Changes in Directors and Business Execution System (to be effective from June 27, 2003)

SEGA CORPORATION (SEGA), in its meeting of board of directors held on May 19, 2003, decided the candidates for directors, auditors and executive officers to be newly appointed. Directors and Auditors are officially assigned after the resolution at the meeting of shareholders to be held on June 27, 2003.

Chairman and Director:	Hideki Sato
President and representative director:	Hisao Oguchi (newly appointed)
Directors:	Tetsu Kayama
	Akira Nagai
	Hisashi Suzuki
	Masahiro Aozono
	Makoto Kaneshiro (newly appointed)
Standing Auditors:	Kazutada Ieda
	Iwao Nishi
Auditors:	Kinsuke Miyazaki
	Yoshiyasu Gemma
Corporate Advisor:	Yoshiji Fukushima

Executive Officers:	Keiji Mori
	Yasuo Tazoe
	Yuji Naka
	Akira Sugano
Officers:	Masanao Maeda
	Yu Suzuki
	Shoichi Yamazaki
	Toshiya Tabata
	Hidekazu Yukawa
	Hiroshi Yagi
	Toshihiro Nagoshi

End

SEGA CORPORATION
Consolidated Financial Results
for the Year ended March 31, 2003

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL http;//www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo
Further Information: Shoichi Yamazaki
Tel: +81-3-5736-7111

1. Consolidated Results for the year ended March 31, 2003

1) Consolidated Results

(millions of yen)

	Net Sales	Operating Income	Recurring Profit	Net Income (Loss)
FY 2003	197,223	9,296	7,783	3,054
FY 2002	206,334	14,201	12,471	(17,829)

(yen) (%)

	Net income (Loss) per share	Net Income per share after full dilution	ROE	Ratio of net income to shareholders' Equity	Ratio of recurring profit to net sales
FY 2003	19.73	18.71	3.6	3.3	3.9
FY 2002	(119.15)	-	(20.3)	4.7	6.0

(Notes)

1. Equity in gains (losses) of non-consolidated subsidiaries and affiliates
   FY 2003: 440 millions of yen
   FY 2002: (827) millions of yen

2. Average number of shares issued during the term:
   FY 2003: 154,783,626 shares
   FY 2002: 149,632,551 shares

2) Consolidated Financial Data

(millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per share (yen)
FY 2003	222,067	86,886	39.1%	560.40
FY 2002	243,910	83,570	34.3%	548.40

(Note) Average number of shares issued at the end of the term (Consolidated)
FY 2003: 155,0424,129 shares
FY 2002: 152,391,606 shares

3) Consolidated Cash Flows (millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the term
FY 2003	34,232	14,000	1,047	101,361
FY 2002	9,349	(8,477)	13,488	52,750

4) Matters Related to Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of Consolidated Subsidiaries: 47
Number of Non-Consolidated subsidiaries accounted for using the Equity Method: 0
Number of Affiliates accounted for using the Equity method: 4

5) Change of the Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of Companies newly consolidated: 4
Number of Companies removed from consolidation: 7
Number of Companies newly accounted for using the Equity Method: 0

2. Forecast for Consolidated Financial Results for FY 2004

(millions of yen)

	Net Sales	Recurring Profit	Net Income
First half	88,000	1,200	200
FY 2004	193,000	10,500	7,500

(Reference) Net income per share for FY 2003 is forecasted to be 48.37 yen.

(Note)

1. This release contains forecasts of business results, statements regarding business plans and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and our operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

2. The documents or digital files that you are going to access may contain information subject to the regulation concerning insider trading in Securities Transaction Regulation No. 166. If you trade equity-related securities, including derivative instruments, of the Company within 12 hours of the announcement (before May 20, 2003, 3:00 JST, GMT +9:00) of related information, you may violate the insider trading regulations.

2. Management Policy

1. Basic Management Policy

Based on SEGA's Structural Reform Plan announced in April 2001, we are proceeding with the reform of our operational and financial structures.

We are endeavoring to elevate its profitability and bolster its financial strength by revitalizing the domestic market and capturing worldwide markets in Amusement Machine Sales, cultivating new markets and expanding its business in Amusement Center Operations, and working to establish a highly profitable framework in the Consumer Business.

2. Profit Sharing Policy

We regard providing shareholders with a return on their investments as one of its critical management policies. Our basic policy in this regard is to set aside an appropriate amount of retained earnings, and then a portion of profits to our shareholders based on performance.

3. Medium- and Long- Term Management Strategies and Tasks Ahead

In the Amusement business, the operational reforms of both Amusement Machine Sales and Amusement Center Operations are faithfully implementing, and we are consolidating our position as No.1 in this industry.

In the Consumer business, the results for the period under review was fell markedly short of our initial targets due to the following reasons; As the first whole fiscal year in which we provide software for multiple platforms, we were unable to fill the time gap against our competitors. Furthermore, we could not timely provided demand-oriented titles which our markets in Japan, North America and Europe needed. Nevertheless, we do not expect any major changes in our growth strategy as we are already conducting the remedial measures against the above, and faithfully implementing them.

(1) Amusement Business Strategies

Having affirmed its status as the leader in the amusement industry, we will lead the industry to further growth by exercising its philosophy of creating new forms of recreation, stimulating the entire industry and greatening the market as the market leader.

In Amusement Machine Sales, we have the ability of developing and

providing every product-category, including video games, medal games, prize machines, and sticker-printing machines. In domestic market, we will aim for steady state of growth, and expand our market share by assessing the trend and taste in Amusement Center Operation market. In addition, we are contributing to the amusement industry's growth by continuing to provide innovative products which suggests new forms of entertainment, and working to build partnerships based on shared strategies with amusement center operators.

In Overseas Sales, we will aim to ensure profitability and increase sales amount by means of sales of the products carefully matched to each regional market. The innovative products such as *Derby Owners Club*, *Virtua Fighter 4 Evolution*, and *Initial D: Arcade Stage*, all of which were blockbusters in Japan, have been rated highly by the markets in North America, Europe and Asia as well. We intend to cultivate and foster new markets through the sales of the above unprecedented new products to overseas market.

In Amusement Center Operations, we will open new facilities and renew existing facilities according to our established clear criteria for investing related to machines, maintaining the interiors and exteriors of facilities, and for new investments aiming to create new market.

(2) Consumer Business Strategies

During the period, the sales of video game software was fell markedly short of our initial targets due to the following reasons; As the first whole fiscal year in which we provide software for multiple platforms, we were unable to fill the time gap against our competitors. We could not timely provide demand-oriented titles. And we were unable to improve our high cost structure accordingly against our drop in sales in Japan and U.S. markets.

Regarding the improvement of the high cost structure at our sales departments in both Japan and U.S. , we had changed our organizations to the flat and slim one during the period, for linking up with each sales amounts. And we are strengthening our sales force by concentrating on sales and marketing, together with cutting fixed cost and placing strict controls on variable cost.

Enhancing our organization in order to offer the right title line-up for each market's feature, we intend to increase sales volume.

To that end, we recognize the importance of producing attractive software and we intend to reform our R&D departments for developing unique products under the slogan - "This is SEGA", which our competitors cannot catch up.

4.Corporate Governance

(1) Fundamental Policy of Corporate Governance

We regard corporate governance as one of the most important subjects on corporate management. To realize our goal - "to raise our company's value continuously, through the business growth and profit", we understand the management structure and organization are most important matters.

(2) Current Condition of Measures for Implementing Corporate Governance

1) Corporate governance structure and organization

- Our company has put the corporate-officer-system since June 1998, for the purpose of the separation of supervision and administration, and the clarification of quick decision-making and business operation responsibility.
- Board of directors consists of seven including one outside director. Board of directors hold extraordinary board meeting if needed besides of the monthly regular board meeting, and they are superintending the situation of operating execution one by one while they determine the matter defined by law and the important matters about management.
- The management committee consists of the chairman, the representative director president, three full-time directors, and nine corporate officers, and it is determining the important matters on our company and a group within the limits of the authority transferred by board of directors while it performs prior examination of a matter which requires the decision-making as an introduction organization of board of directors. The management committee is generally held thrice per month.
- The business-line committee consists of three representative directors and a corporate officer in charge, is held quarterly in each business line, and is making a debate decision of a subject, a measure, etc. on the business plan deliberations for every business, progress of a business plan, and business plan execution.
- Our company has adopted the auditor system. An auditor attends board meetings and the management committee, and audit proper timely is performed. It is the organization which can be strictly supervised by audit from the objective position by two outside auditors with the audit for prevention of the dishonest act of the

company by two full-time auditors, and maintenance and reservation of proper active conduct of business.

- Whenever we need the judgment on law, we received advices in the legal adviser timely

2) Interests with external directors and external auditors
   - Muneaki Masuda, who is our external director, is the representative director and president of Culture Convenience Store Club Co., Ltd which we have the dealings of consumer-software business with the company. The dealing is the formulaic dealing and he has no special interests at all.
   - There are no business connections of external auditors and our company. Moreover, there are no special interests with the audit corporations and our company.
3) Condition on implementation of any activity promoting corporate governance of this fiscal year
   - 21 times of board meetings were held in FY2003, and while determining the matter defined by law and the important matters on management, the operating execution situation is superintended.
   - The management committee were held 28 times, the business line committee were held 17 times, and the board of auditors were held 13 times.
   - In order to raise the transparency of management, IR section is strengthened and it is striving for positive deployment.

3. Operating Results and Financial Status

1. Overview of the Fiscal Year

Overall Performance

Under the unstable economic situation due to prolonged economic slump and the slowdown in spending, we have been promoting our business as the leading company of both entertainment and amusement industries.

Regarding the Amusement Business, we could largely surpass our initial targets in Amusement Machine Sales, and at about them in Amusement Center Operations. However, it fell far short of the initial targets in Consumer Business.

Consolidated net sales in fiscal 2003 were ¥197,223 million (a decrease of 4.4% compared with the same period of the previous fiscal year). Of this amount, domestic sales accounted for ¥163,425 million (up 2.0%) and overseas sales accounted for ¥33,798 million (down 26.9%), resulting in operating income of ¥9,296 million (a fall of 34.5%) and recurring profit of ¥7,783 million (down 37.5%)

In addition, we recorded extraordinary profit of ¥6,072 million, including ¥3,077 million from gain on sale of investments in securities, ¥1,248 million from gain on sale of tangible fixed assets and ¥1,745 million from others.

On the other hand, the steep decline in the stock market resulted in loss on valuation of investments in securities of ¥959 million. In addition, we recorded a loss on sale or disposal of tangible fixed assets of ¥680 million, and a loss on disposal of investments in securities (primarily those received gratis from Mr. Okawa) of ¥2,716 million. In total, we recorded extraordinary loss of ¥7,408 million.

As a result, net income for the period was ¥3,054 million (net loss for the same period of the previous fiscal year was ¥17,829 million).

There will be regrettably no dividends paid for this period under review. Considering these operating results, we have carried out directors' and officers' remuneration reduction since April 2003.

Performance in each Business Segment

(Amusement Machine Sales)

Net sales: ¥61,343 million (up 16.4% compared with the previous fiscal year)

Operating income: ¥10,892 million

Domestic sales largely surpassed the initial targets by supplying products in all genres, including the innovative products, regular products, and prize products.
In particular, *World Club Champion Football Serie A 2001-2002*, that provides a new way of playing utilizing trading cards, became a leading seller in the industry, contributing greatly to the earnings included player cards sales.
In addition to this, video game machines such as *Virtua Fighter 4 Evolution* and *Initial D Arcade Stage ver.2* contributed to the sales performance exceeding initial targets. Due to the increase of newly- established facilities, we greatly boosted the sales of our popular line such as *Star Horse 2002* , regular products such as *UFO Catcher 7*, and various print- ticker machines including print- ticker seal.
In the prize products market, we could gain primacy by supplying attractive character products and being through the successful pursuit of collaboration with other companies.
Regarding overseas machine sales, although we could push forward structural reform in our overseas subsidiaries and consolidate the foundation for profit-earning structure, we posted a loss as we could not provide demand-oriented products.

(Amusement Center Operations)
Net sales: ¥69,330 million (up 1.1% compared with the previous fiscal year)
Operating income: ¥8,049 million
Customers tended to stay away from amusement facilities for a while until July 2002 due to the World Cup Soccer events and heat wave. However, after August 2002, existing amusement facilities saw a boost in revenues in the wake of the introduction of our *World Club Champion Football Serie A 2001-2002*, and *Virtua Fighter 4 Evolution*, which proved industry leading products. During the period under review, the sales remained at almost same level as our initial targets, and 100.2% compared with the previous year's same- store sales base.
We had an excellent sale for the series of our print- ticker machines.
During the period under review, we established 26 new amusement facilities and closed down 27 facilities, then we have 498 facilities as of March 31, 2003.

(Consumer Business)
Net sales: ¥66,549 million (down 21.8% compared with the previous fiscal year)
Operating loss: ¥8,570 million

The sales volume of software during the period was totally 10,660 thousand units, consisted of 36 titles / 2,440 thousand units in Japan, 38 titles / 5,600 thousand units in North America, and 32 titles / 2,620 thousand units in Europe.

As a whole our results in Consumer Business fell far short of our initial targets, although we had a good reputation on some software such as:

Japan *Sakura Wars～To Hot Blood～* (for PlayStatation2)
Shinobi (for PlayStation2)
Let's make Professional Baseball Team 2 (for PlayStation2)

North America
SEGA Sports 2K3 Series (for PlayStation2, Xbox, GameCube)
Shinobi (for PlayStation2)
Super Monkey Ball 2 (GameCube)
Sonic Collection (GameCube)

Europe *Crazy Taxi 3* (Xbox)
PHANTASY STAR ONLINE Episode 1&2 (GameCube)

The major reason for operating loss was the result of our sports titles in North America such as NFL2K3, which fell far short of our initial targets.

The series of *Typeing of the Dead* for PC platform sold total 120 thousand units and now this franchise is one of our regular products.

2. Outlook for the Next Fiscal Year

Because we calculate that world economy are still in slump as before, we will put more efforts to improve and refine our " SEGA's Structure Reforms Plan".

Especially for the Consumer Business, we restructured the sales and marketing organization to be effective and flexible, and bring down the break-even points lower. Aftertime, we will promote reform measures for our R&D studios, to make our software product appeal to more consumers. We will put efforts to improve Consumer Business line as profitable.

(Amusement Machine Sales)

-In domestic market, we will continue the introductions of "new playing style" products to the market as a market leader. By doing so, we will be able to live up to the expectations of consumers and the market will expand accordingly.

-Especially, the *"Keys of Avalon"* which includes the cards using and the multiplayer, "*Dragon Treasure*" which is the new types of medal game machine,

and *"F-Zero AX"* which is the high speed racing game, can be expected sales and create the new markets.

-For the prize business, we expect the growth of sales and profit as heretofore. As a market leader, we will continue to offer the new types of products to the market through the collaborations with other companies, as well as the collaboration with Disney.

-For oversea machine sales, we will offer the products which matches up to each market's features in Asia, U.S., and Europe.. In FY2004, we are aiming that the business will turned to be profitable by putting the "innovative" machines, which have scored a big hit in Japan, into those areas.

(Amusement Operations)

-Still the strong performances are anticipated in Amusement Facilities Operations, because of new products and the development of new amusement facilities formats.

(Consumer Business)

-Global market has been changed in the past several years. Recently the situation is oligopoly that only limited titles can be profitable and other cannot. In those situations, our R&D is putting more efforts to concentrate the development of the big-scale tittles.

-Therefore, we are driving the structural reform under the cost management for each product, the development practice, and the marketing practice, to establish the competitive cost calculation.

-Then we are also driving the reforms under our R&D for the enhancement of titles and the development of innovative titles.

-Though the above, we expect our Consumer Business will be profitable.

-We are planning to sell total 9,250 thousand units across the globe, consisted of 2,930 thousand units in Japan, 4,800 thousand units in North America, and 1,520 thousand units in Europe, for the year ending March 31,2004.

Based on above, the company anticipates the consolidated net sales of ¥193,000 million, recurring profit of ¥10,500 million and net income of ¥7,500 million for the year ending March 31, 2004.

3. Financial condition

Cash and cash equivalents at the end of FY 2003 ended March 31, 2002 rose 48.611 billion yen to 101.361 billion yen, compared with the previous fiscal year. Amount of interesting-bearing debt was decreased 44,052 million yen to 95,261 million yen, thus our net cash (cash and cash equivalents minus interesting-bearing debt) was 6,100 million yen.

In addition, we redeemed 5 billion yen of the 50 billion yen convertible bonds by purchase during the term under review and the completed the preparation for the repayment of the rest of 45 billion yen. Moreover we contracted the overdraft and commitment with banks.

Operating cash flows increased 24,883 million yen to 34,232 million yen, due to the decrease of note and account payable and accrued expenses, and disposal of donated assets from Mr. Okawa. Cash flows from investing activities rose 22,477 million yen to 14,000 million yen due to the liquidation of the amusement facilities and idle real estates and sale of investments in securities. Thus free cash flows, combined cash flows from operating activities and ones from investing activities amounted to 48,232 million yen.

On the other hand, cash flows from financing activities decreased 12,441 million yen to 1,047 million yen due to the repayment of bonds and redemption by purchase of convertible bonds and repayment of bank loans.

	FY 2001	FY 2002	FY 2003
Shareholders' equity ratio	32.2%	34.3%	39.1%
Shareholders' equity ratio in market value basis	113.1%	147.1%	46.8%
Duration of the repayment of debts	-	10.6 years	2.8 years
Interest coverage ratio	-	4.5	47.1

(Note) Every fiscal year is ended March 31.

(Unit: millions of yen)

Amount of interesting-bearing	120,118	99,313	95,261

debt			
Cash flows from operating activities	(73,970)	9,349	34,232

(Notes)

1. Shareholders' equity ratio: Shareholders' equity /Total assets
2. Shareholders' equity ratio in market value basis: Market value / Total assets
3. Interest coverage ratio: Operating cash flows / interest expenses
4. Figures were consolidated basis.
5. Market value: stock price at the end of March 31 * number of shares outstanding except treasury stock

NEWS RELEASE
SEGA CORPORATION
May 19, 2003

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2002 and 2003

ASSETS	Millions of yen		
	2003	2002	Increase (Decrease)
Cash and time deposits	**¥101,366**	¥62,756	¥38,609
Notes and accounts receivable	**17,515**	31,495	(13,980)
Inventories	**8,838**	9,645	(806)
Prepaid expenses	**2,455**	2,536	(80)
Other current assets	**8,603**	7,374	1,229
Less allowance for doubtful accounts	**(1,379)**	(1,811)	431
Total current assets	**137,401**	111,998	25,402
Property and Equipment			
Amusement machines and facilities	**9,893**	11,549	(1,655)
Building and structure	**18,126**	21,200	(3,074)
Land	**9,290**	11,834	(2,543)
Others	**4,085**	4,808	(723)
Total property and equipment	**41,396**	49,393	(7,997)
Intangible Assets	**5,846**	6,266	(419)
Investments and Advances			
Investment in securities	**12,431**	46,166	(33,734)
Long-term loans receivables	**2,546**	3,179	(632)
Lease deposits	**17,012**	17,771	(759)
Other investments	**13,121**	15,787	(2,665)
Less allowance for doubtful accounts	**(8,406)**	(7,595)	(810)
Total investments and advances	**36,705**	75,308	(38,602)
Deferred Charges	**717**	943	(226)
Total Assets	**¥222,067**	¥243,910	(¥21,842)

LIABILITIES	Millions of yen		
	2003	2002	Increase (Decrease)
Current Liabilities:			
Notes and accounts payable	**¥14,762**	¥19,282	(¥4,519)
Short-term bank loans	**1,510**	29,208	(27,698)
Current portion of straight bonds	**2,450**	5,000	(2,550)
Current portion of long-term debt	**4,939**	1,740	(3,198)
Accrued expenses	**9,981**	17,882	(7,900)
Income taxes payable	**1,194**	4,823	(3,628)
Other current liabilities	**7,541**	10,988	(3,446)
Total current liabilities	**42,379**	88,925	(46,546)
Long-Term Liabilities			
Straight bonds	**15,550**	-	(15,550)
Convertible bonds	**51,806**	59,908	(8,102)
Long-term debt	**19,005**	3,456	15,549
Deferred income taxes	**330**	2,042	(1,712)
Accrued employees' retirement benefits	**3,679**	3,414	265
Accrued retirement benefits for directors and corporate auditors	**122**	98	23
Other	**1,256**	1,627	(370)
Total long-term liabilities	**91,750**	70,547	21,202
Total Liabilities	**134,129**	159,473	(25,343)
Minority Interests in Consolidated Subsidiaries	**1,051**	866	185
Shareholders' Equity			
Common stock	**-**	125,406	(125,406)
Additional paid-in capital	**-**	124,916	(124,916)
Adjustment on revaluation of lands	**-**	(9,280)	9,280
Common stock	**-**	118,037	(118,037)
Unrealized gain on investments in securities	**-**	2,586	(2,586)
Translation adjustment	**-**	(8,435)	8,435
Treasury stock	**-**	(33,585)	33,585
Total Shareholders' Equity	**-**	83,570	(83,570)
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**-**	¥243,910	(¥243,910)
Shareholders' Equity			
Common stock	**127,582**	-	127,582
Additional paid-in capital	**2,171**	-	2,171
Retained earnings	**6,816**	-	6,816
Adjustment on revaluation of lands	**(6,264)**	-	(6,264)
Unrealized gain on investments in securities	**(551)**	-	(551)
Translation adjustment	**(9,227)**	-	(9,227)
Treasury stock	**(33,641)**	-	(33,641)
Total Shareholders' Equity	**86,886**	-	86,886
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**¥222,067**	-	¥222,067

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1 million yen have been omitted

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries

For the year ended March 2002 and 2003

	Millions of yen		
	2003	2002	Increase (Decrease)
Net Sales	**¥197,223**	¥206,334	(¥9,110)
Cost of Sales	**144,161**	144,716	(555)
Gross profit	**53,062**	61,617	(8,554)
Selling, General and Administrative Expenses	**43,765**	47,416	(3,650)
Operating income (loss)	**9,296**	14,201	(4,904)
Non-Operating Income			
Interest received	**226**	513	(287)
Equity in gain of non-consolidated subsidiaries and affiliates	**440**	-	440
Consumption tax exempted	-	732	(732)
Others	**578**	1,101	(523)
Non-Operating Expenses			
Interest expense	**737**	1,712	(975)
Amortization of bond and note issue expenses	**594**	481	112
Equity in losses of non-consolidated subsidiaries and affiliates	-	827	(827)
Loss from investments in partnerships	**702**	-	702
Others	**723**	1,056	(332)
Recurring Profit (Loss)	**7,783**	12,471	(4,687)
Extraordinary Income			
Gain on sale of investments in securities	**3,077**	2,181	896
Gain on sale of fixed assets	**1,248**	-	1,248
Gain on donated assets from Mr. Okawa	-	1,666	(1,666)
Others	**1,745**	2,280	(534)
Extraordinary Loss			
Loss on sale of disposal of property and equipment	**398**	690	(292)
Loss on sale of property and equipment	**281**	2,106	(1,824)
Amortization of goodwill	-	4,378	(4,378)
Loss on valuation of investments in securities	**959**	6,235	(5,275)
Provision for doubtful accounts	**1,161**	-	1,161
Gain on disposal of donated assets	**2,716**	16,725	(14,008)
Others	**1,889**	2,757	(867)
Income (Loss) before income taxes and minority interests in earnings of consolidated subsidiaries	**6,447**	(14,293)	20,741
Income taxes			
Current	**1,944**	4,325	(2,380)
Deferred	**1,395**	(951)	2,347
Minority interests in Earnings of Consolidated Subsidiaries	53	161	(108)
Net Income (Loss)	**¥3,054**	(¥17,829)	¥20,883

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1million yen have been omitted

Consolidated Statements of Retained Earnings (Deficit)

SEGA CORPORATION and its Consolidated Subsidiaries

For the year ended March 31, 2002 and 2003

(millions of yen)

	2003	2002
Deficit at Beginning of the Year	-	¥100,185
Increase in Deficit		
Directors' Bonus	-	23
Net Loss for the Year	-	17,829
Deficit at End of the Year	-	¥118,037
1. Consolidated Results for the year ended March 31, 2003		
Capital Surplus at Beginning of the Year	**¥124,916**	-
Increase in Capital Surplus		
Conversion of convertible bonds	**1,549**	-
Exercise of stock options (stock acquisition rights)	**622**	-
Decrease in Capital Surplus		
Decrease in capital surplus due to disposition of losses	**124,916**	-
Capital Surplus at End of the Year	**2,171**	-
(Retained Earnings)		
Deficit at Beginning of the Year	**118,037**	-
Increase in Retained Earnings		
Net Income for the Term	**3,054**	-
Increase in retained earnings due to disposition of losses	**124,916**	-
Decrease in Retained Earnings		
Directors' Bonus	**101**	-
Adjustment on revaluation of land	**3,016**	-
Retained Earnings at End of the Year	**¥6,816**	-

Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2002 and 2003

	Millions of yen	
	2003	2002
Cash Flows from Operating Activities:		
Income (Loss) before income taxes and minority interests in earnings of consolidated subsidiaries	**¥6,447**	(¥14,293)
Depreciation and amortization	**14,983**	18,589
Transfer of amusement machines and facilities from investing activities	**(4,085)**	(8,005)
Provision for doubtful accounts	**444**	(557)
1. Increase in accrued employees' retirement benefits	**265**	301
Interest and dividend income	**(268)**	(678)
Interest expense	**737**	1,712
Equity in loss of non-consolidated subsidiaries and affiliates	**(440)**	827
Amortization of excess investment costs over net assets of consolidated subsidiaries	**236**	373
Amortization of goodwill	**-**	4,378
Gain on sale of fixed assets	**(1,248)**	-
Loss on sale or disposal of property and equipment	**398**	690
Gain on sale of investments in securities	**(3,077)**	(2,181)
Loss on valuation of investments in securities	**959**	6,235
Gain on donated assets from Mr. Okawa	**-**	(1,666)
Gain on sale of donated assets	**2,716**	16,725
Decrease (increase) in notes and accounts receivable	**12,538**	(9,359)
Decrease in inventories	**977**	8,913
(Decrease) increase in notes and accounts payable	**(2,145)**	(7,258)
Decrease in accrued expenses	**(7,745)**	-
Others	**(855)**	3,481
Subtotal	**20,838**	18,227
Interest and dividends received	**329**	811
Interest paid	**(727)**	(2,078)
Payments for additional benefits for retirees	**-**	(710)
Loss on settlement of donated assets from Mr. Okawa	**-**	1,204
Gain on disposal of donated assets	**18,888**	(6,959)
Income taxes paid	**(5,097)**	(1,145)
Net cash used in operating activities	**34,232**	9,349
Cash Flows from Investing Activities:		
Payments for time deposits	**(50)**	(10,006)
Proceed from cancellation of time deposits	**10,060**	-
Payments for purchases of property and equipment	**(7,015)**	(3,672)
Proceeds from sales of property and equipment	**5,508**	2,232
Payments for purchase of intangible assets	**(1,307)**	(2,242)
Payments for purchases of investments in securities	**(180)**	(1,069)
Proceeds from investments in securities	**6,946**	3,947
Payments for advance	**(172)**	(254)
Proceeds from collections of advances	**509**	534
Payments for fixed leasehold deposits	**(2,959)**	(1,387)
Proceeds from collections of fixed leasehold deposits	**2,578**	3,158
Others	**83**	284
Net cash Provided by (used in) investing activities	**14,000**	(8,477)
Cash Flows from Financing Activities:		
Decrease in short-term bank loans, net	**(27,339)**	(15,825)
Proceeds from long-term debt	**31,565**	5,080
Repayment of long-term debt	**(12,817)**	(261)
Proceeds from issuance of straight bonds	**17,631**	-
Repayment of straight bonds	**(5,000)**	(25,000)
Proceeds from issuance of common stock	**-**	48,584
Payment on redemption of convertible bonds	**(4,621)**	(20)
Proceeds from exercising stock option	**1,245**	335
Cash dividend paid	**(8)**	(28)
Proceeds from sale of treasury stock	**-**	623
Others	**391**	-
Net cash provided by financing activities	**1,047**	13,488
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(668)**	757
Net increrase (decrease) in Cash and Cash Equivalents	**48,610**	15,118
Cash and Cash Equivalents at Beginning of Year	**52,750**	37,632
Cash and Cash Equivalents at End of Year	**¥101,361**	¥52,750

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1million yen have been omitted.

Segment Information

. Business Segment Information

	Millions of yen Year ended March 31, 2003 Business segments					
	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥61,343	¥69,330	¥66,549	¥197,223	-	¥197,223
1. Consolidated Results for the year ended Mar	14,407	53	123	14,584	(14,854)	-
Total sales	75,751	69,384	66,673	211,808	(14,584)	197,223
Cost of sales and operating expenses	64,858	61,334	75,243	201,436	(13,509)	187,927
Operating income (loss)	10,892	8,049	(8,570)	10,372	(1,075)	9,296
Assets	32,787	58,621	33,291	124,700	97,366	222,067
Depreciation and amortization	1,095	10,512	3,044	14,652	923	15,575
Capital expenditures	1,164	9,736	1,561	12,462	526	12,989

	Millions of yen Year ended March 31, 2002 Business segments					
	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥52,663	¥68,533	¥85,136	¥206,334	-	¥206,334
Intersegment sales/transfers	19,516	469	12	19,998	(19,998)	-
Total sales	72,180	69,003	85,148	226,332	(19,998)	206,334
Cost of sales and operating expenses	70,223	60,888	79,570	210,683	(18,550)	192,132
Operating income (loss)	1,956	8,114	5,578	15,648	(1,447)	14,201
Assets	35,141	58,634	54,641	148,417	95,492	243,910
Depreciation and amortization	1,602	12,370	3,852	17,824	764	18,589
Capital expenditures	1,871	10,899	2,168	14,940	676	15,616

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1million yen have been omitted.

II. Geographical Segment Information

	Millions of yen Year ended March 31, 2003					
	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	¥163,425	¥26,447	¥7,351	¥197,223	-	¥197,223
Intersegment sales/transfers	14,238	7,689	3	21,932	(21,932)	-
Total	177,663	34,136	7,355	219,156	(21,932)	197,223
Cost of sales and operating expenses	161,341	41,108	7,785	210,235	(22,308)	187,927
1. Consolidated Results for the year ended March 31, 2003	16,322	(6,971)	(429)	8,920	376	9,296
Assets	144,381	13,948	6,976	165,306	56,760	222,067

	Millions of yen Year ended March 31, 2002					
	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	¥160,090	¥34,302	¥11,941	¥206,334	-	¥206,334
Intersegment sales/transfers	14,368	6,174	16	20,559	(20,559)	-
Total	174,458	40,477	11,958	226,893	(20,559)	206,334
Cost of sales and operating expenses	152,336	41,064	13,467	206,868	(14,735)	192,132
Operating loss	22,121	(587)	(1,508)	20,025	(5,823)	14,201
Assets	173,295	25,289	9,829	208,413	35,496	243,910

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1 million yen have been omitted.

III. Overseas Sales Information

	Millions of yen Year ended March 31, 2003			
	North America	Europe	Other	Total
Overseas sales	**¥35,223**	**¥9,489**	**¥3,688**	**¥48,401**
Consolidated net sales	**-**	**-**	**-**	**197,223**
Ratio of overseas sales to consolidated sales	**17.8%**	**4.8%**	**1.9%**	**24.5%**

1. Consolidated Results for the year ended March 31, 2003	Millions of yen Year ended March 31, 2002			
	North America	Europe	Other	Total
Overseas sales	¥44,972	¥16,142	¥3,992	¥65,108
Consolidated net sales	-	-	-	206,334
Ratio of overseas sales to consolidated sales	21.8%	7.8%	1.9%	31.5%

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1 million yen have been omitted.

SEGA CORPORATION
May 19, 2003

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2002 and 2003

(millions of yen)

	2003.3	2002.3
INCOME STATEMENTS		
Net sales	100,042	106,550
Cost of sales	77,933	82,029
Gross profit	22,109	24,520
SG&A expenses	20,015	20,157
Operating income	2,093	4,362
Non-operating income	3,439	4,117
Non-operating expenses	3,588	3,761
Recurring profit	1,944	4,718
Extraordinary gain	4,705	8,439
Extraordinary loss	12,609	33,534
Loss before income taxes	5,959	20,375
Income taxes	(3,423)	391
Net loss for the year	2,536	20,766
Loss carried forward from the previous year	5,389	120,586
Undisposed loss for the year	10,942	141,353

(millions of yen)

	2003.3	2002.3
BALANCE SHEETS		
ASSETS		
Current assets	113,009	77,133
Property and equipment	22,941	28,232
Intangible fixed assets	3,471	3,736
Investments and advances	40,493	104,511
Deferred assets	717	943
Total assets	180,634	214,557
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	27,618	65,803
Long-term liabilities	74,383	68,787
Shareholders' equity	78,631	79,966
Total liabilities and shareholders' equity	180,634	214,557

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

Change in Directors

(to be effective from June 27, 2003)

SEGA CORPORATION (SEGA), in its meeting of board of directors held on May 19, 2003, decided the change of its representative, candidates for newly appointed directors and auditors.

Directors and auditors are to be assigned after the resolution at the shareholders' meeting to be held on June 27, 2003.

1. Change in the representative
   1) Candidate for newly appointed representative (to be effective from June 27, 2003)
      President and Representative Directors: Hisao Oguchi, presently Senior Officer of the Company.
   2) Exiting representatives (to be effective from June 27, 2003)
      President and Representative Director: Hideki Sato (to Chairman and Director)
      COO and Representative Director: Tetsu Kayama (to Director)
      Representative Director and Senior Executive Officer: Akira Nagai (to Director)

2. Change in other directors
   1) Candidates for newly appointed directors (to be effective from June 27, 2003)
      Directors: Hisao Oguchi, presently Senior Officer of the Company
      Makoto Kaneshiro, presently employer of CSK CORPORATION
   2) Exiting Director (to be effective from June 27, 2003)
      Chairman and director: Yoshiji Fukushima
      Director: Muneaki Masuda

3. Candidates for auditors (to be effective from June 27, 2003)

Standing Auditors: Kazutada Ieda
Iwao Nishi

Auditors: Kinsuke Miyazaki
Yoshiyasu Gemma